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                                  EXHIBIT 99.25


Diodes Incorporated
For Immediate Release

Diodes Incorporated Expands into European Market

Westlake Village, California, June 11, 2001 -- Diodes Incorporated (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the telecommunications, computing, electronics and automotive industries, today announced that it has expanded its sales force into Europe.

To support the development of Diodes' European sales network, the Company has hired Oliver Woyke as European Sales Manager. Mr. Woyke is an engineer who brings extensive experience in semiconductor sales to Diodes, including sales and marketing posts with Motorola and Infineon, as well as with CS2, a Belgium-based semiconductor assembly and test service company.

Mr. Woyke's responsibilities will include the development and management of Diodes' manufacturers' representative network, as well as expanding Diodes relationship with Future Electronics as a primary distributor in the European marketplace.

Mark King, Diodes' Vice President of Sales and Marketing said, "We are excited about the potential of the European marketplace for Diodes' advanced surface mount devices. And we are pleased to bring aboard Oliver Woyke, an experienced engineer with a track record of sales and marketing success, to oversee our sales team in Europe.

"We believe that Europe remains a relatively under-serviced market for discrete devices, and Diodes has experienced early wins for our performance Schottky and subminiature array product lines. Our initial target will be the communications and automotive industries, sectors in which Oliver brings solid customer knowledge and relationships."

Mr. Woyke comes to Diodes from CS2, which is an advanced semiconductor assembly and test service based in Belgium, where he was Sales Director. Prior to that he served as Director of Marketing, Industrial Electronics-Home Appliances for Infineon Technologies in Munich, Germany. He began his career in the semiconductor industry with Motorola Semiconductor, where he rose from sales engineer to Marketing Manager, Automotive Accounts over a five-year period.

Mr. Woyke holds a degree in Telecommunication Engineering from the Technical University of Munich.

About Diodes Incorporated

Diodes, Inc. (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 & ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's newly acquired 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to achieve market penetration and build its sales organization in Europe, maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted



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markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source:  Diodes Incorporated
CONTACT:  Crocker Coulson, Partner, Coffin Communications Group;
(818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.



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